August 22, 2025

Via Edgar Transmission

Ms. Irene Paik / Ms. Sandra Hunter Berkheimer

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

Washington, D.C. 20549

Re:	Tron Inc. (the “Company”) Registration Statement on Form S-3 Filed July 28, 2025 File No. 333-288986

Dear Ms. Paik / Ms. Berkheimer,

We hereby provide a response to the comments issued in a letter dated August 12, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-3 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-3”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-3, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form S-3 Prospectus Summary

Our Business

TRX Tokens Treasury, page 4

1.	We note that the Company has adopted a Tron-focused Treasury Reserve Policy. Please provide a materially complete description of TRX and your treasury strategy. In that regard:

●	Provide a discussion of the material aspects of your treasury strategy and how you intend to generate profit through this strategy.

●	Describe the use case for TRX including its intended purpose, use and/or function.

●	Provide a discussion of TRX “tokenomics,” discussing the past and current supply of TRX, how new TRX is created, any burn mechanism, the amount of TRX locked up and the related unlocking schedule, and any inflationary or deflationary mechanism.

●	Include a discussion of the TRON ecosystem and a description of the lifecycle of the TRX token.

●	Disclose the material terms of your custody arrangements with BiT Global Trust Limited and file the agreement as an exhibit.

●	Provide a materially complete description of your planned staking program, policies and procedures, including the percentage staked.

●	Disclose the material terms of your staking arrangement with JustLend and file the agreement as an exhibit.

●	Disclose the material terms of the Advisory Agreement with Justin Sun and the Advisory Agreement with American Ventures LLC.

●	Clarify the relationship that the Company has with the TRON DAO. In this regard, we note that the Company has entered into an Advisory Agreement with Justin Sun, Weike Sun is the sole shareholder of the Investor and a member of the board of directors, and Zihong Liu, senior advisor to Tron DAO, is also a member of the board of directors. Refer to the instruction to Item 501(b)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company revised the relevant disclosures on pages 4-7 of the Revised S-3. TRON DAO is a decentralized autonomous organization launched in December 2021 that embodies the principle of community-driven governance and development, where TRX holders can participate in the governance process through voting on proposals and electing representatives.

Certain directors of the Company have ties with the TRON blockchain ecosystem. For example, Weike Sun is the father of Justin Sun, the founder of TRON. Zhihong Liu has been a senior advisor to TRON DAO while Zi Yang is associated with Tronscan, the official internet explorer for Tron blockchain.

While there are crossover relationships, there is no direct relationship between the Company and the TRON DAO. The Company’s name merely recognizes that it has adopted a treasury strategy focused on TRX, the native token of the TRON blockchain. The TRON DAO, by contrast, is the decentralized autonomous organization that, since 2021, oversees the development of the TRON blockchain network. Justin Sun, our advisor, founded the TRON blockchain in 2017 and oversaw its development prior to the establishment of the TRON DAO in 2021. Super Representatives, elected by the community of TRX holders and acting by consensus are the sole decision makers for the TRON DAO. While it is possible that developments to the TRON blockchain, as directed and agreed by the TRON DAO, could affect consumer use of or market perception about TRX, and thus impact our business, the relationship to the Company is incidental.

2.	We note your disclosure that you currently hold 365,096,845 TRX tokens. We also note your disclosure on page 31 that the TRX tokens in the Treasury Wallet are currently “staked” on JustLend, a DeFi protocol, in exchange for sTRX, a derivative token that represents the “staked” TRX tokens. Please revise your disclosure to specify the amount of TRX and sTRX you currently hold.

Response: In response to the Staff’s comment, the Company revised the relevant disclosures on page 6 of the Revised S-3.

Risk Factors

Risks Related to Our TRX Token Strategy and Holdings, page 26

3.	Please revise your disclosure to include a description of the current status of SEC litigation involving TRX and, to the extent material, disclose the risks attendant thereto. In addition, we note your disclosure on page 32 that “neither the SEC nor any other U.S. federal or state regulator has publicly stated whether they agree that the TRX token is a ‘security.’” Please revise this statement to disclose the pending SEC litigation regarding the unregistered offer and sale of TRX.

Response: In response to the Staff’s comment, the Company revised the relevant disclosures on page 28 of the Revised S-3.

Exhibits

4.	We note that you plan to file the Form of Senior Debt Indenture and the Form of Subordinated Debt Indenture as a post-effective amendment or as an exhibit to a document filed under the Securities Exchange Act. In order to qualify your indenture under the Trust Indenture Act of 1939 you must have a form of indenture on file at time of effectiveness of the registration statement. Please file by pre-effective amendment a form of indenture as an exhibit to your registration statement. See Trust Indenture Act Compliance and Disclosure Interpretation 201.02.

Response: In response to the Staff’s comment, the Company has filed a form of indenture as Exhibit 4.3 of the Revised S-3.

* * *

Please reach Ted Paraskevas, the Company’s outside counsel at +1 212-407-4971 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Richard Miller
Richard Miller
Chief Executive Officer